SembCorp Industries

Co Regn No: 199802418D

06012091

Rule 12g3-2(b) File No. 825109

6 March 2006

SEC MAIL PROCESSING
RECEIVED
MAR 30 2006
WASH, D.C. 192 SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SUPPL

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Enc

PROCESSED
MAR 31 2006
THOMSON
FINANCIAL

C:jesstan/MasnetAnn/SECltr

SembCorp Industries

Co Regn No: 1998022418D

Press Release

SEMBCORP INDUSTRIES TO ACCEPT OFFER BY TOLL HOLDINGS FOR ITS ENTIRE STAKE IN SEMBCORP LOGISTICS

6 March 2006 – SembCorp Industries (SembCorp) today announced that Toll Holdings Limited of Australia (Toll), through wholly-owned Toll (Asia) Pte. Ltd., had made a voluntary conditional cash offer (Offer) for all the shares of its subsidiary, SembCorp Logistics (SembLog), at a price of S$1.70 per share if the total acceptances received for the Offer is less than 90%; and S$1.80 per share if the total acceptances received for the Offer is not less than 90%. The Offer is conditional upon Toll having received acceptances of more than 50% of the total SembLog shares. SembCorp owns approximately 60.01% of the total SembLog shares.

SembCorp has given an irrevocable undertaking to tender into the Offer by Toll. With a total of 440.7 million SembLog shares, SembCorp will receive a consideration of approximately S$749 million for its stake in SembLog if the final offer is S$1.70 per share; and S$793 million if the final offer is S$1.80 per share. At S$1.70 per share, the divestment will result in a net gain of about S$430 million in SembCorp's Profit After Tax and Minority Interest (PATMI) for FY2006. Should the final offer be S$1.80 per share, SembCorp will record a net PATMI gain of about S$475 million.

SembCorp is of the view that the Offer from Toll would be value enhancing for its shareholders and beneficial for the long-term prospects of SembLog.

Commenting on the transaction, Mr Peter Seah, Chairman of SembCorp, said: "SembCorp is committed to delivering and enhancing shareholder value on a sustainable basis over the long-term. This Offer gives SembCorp the opportunity to unlock significant value and will allow SembLog to benefit from Toll's broad logistics platform."

He added: "While the overall outlook and prospects of the logistics industry remain good and SembLog has a strong franchise and regional network in Asia, the industry has seen and will continue to see more convergence along the value chain and consolidation among players on a global scale. In view of this, we believe that SembLog will benefit from Toll's financial and operational resources to support its strategic objectives."

Mr Tang Kin Fei, Group President & CEO, said: "This transaction further streamlines SembCorp's operating units and sharpens our strategic focus. With a smaller number of key business areas, our management expertise and capital will be better utilised, enabling us to maximise our operational results and financial returns.

"Our priority is to ensure the long-term growth of our core businesses through disciplined investment. Moving forward, the utilities and marine businesses will continue to be our key growth drivers."

Citigroup Global Markets Singapore Pte Ltd acted as exclusive financial advisor to SembCorp Industries in relation to this transaction.

- End -

About SembCorp Industries

SembCorp Industries Ltd is a leading utilities and marine group in Asia. The Group provides integrated utilities and energy to industrial customers in Singapore, the United Kingdom and the region. It is also a leading global marine and offshore engineering group.

SembCorp Industries has total assets exceeding S$7 billion and achieved a turnover of S$7.4 billion in 2005. The Group currently employs more than 12,000 employees.

Listed on the main board of the Singapore Exchange, SembCorp Industries is a component stock of the Straits Times Index, FTSE/Hang Seng Asian Sector Indices and several MSCI indices.

For media and analysts' enquiries, please contact:

April Lee
Vice President, Group Corporate Relations
Tel: +65 6723 3160 *Email: april.lee@sembcorp.com.sg*

Ng Lay San
Senior Manager, Group Corporate Relations
Tel: +65 6723 3150 *Email: laysan@sembcorp.com.sg*

Fax: +65 6822 3240 *Website: www.sembcorp.com.sg*

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration Number 199802418D

ACCEPTANCE OF VOLUNTARY CONDITIONAL CASH OFFER BY STANDARD CHARTERED BANK FOR AND ON BEHALF OF TOLL (ASIA) PTE. LTD. FOR SEMBCORP LOGISTICS LIMITED

1. INTRODUCTION

The Board of Directors (the "**Board**") of SembCorp Industries Ltd ("**SembCorp**" or the "**Company**") refers to the announcement dated 6 March 2006 (the "**Offer Announcement**") made by Standard Chartered Bank ("**SCB**"), for and on behalf of Toll (Asia) Pte. Ltd. ("**Toll Asia**"), a wholly owned subsidiary of Toll Holdings Limited ("**Toll**"), in relation to the voluntary conditional cash offer (the "**Offer**") by Toll Asia for all the ordinary shares ("**SembLog Shares**") in the capital of SembCorp Logistics Limited ("**SembLog**"). The Board wishes to announce that the Company has today given Toll and Toll Asia an irrevocable undertaking (the "**Undertaking**") to accept the Offer in respect of all its SembLog Shares.

2. THE UNDERTAKING

2.1 **Holdings in SembLog.** As at the date of this Announcement, the Company holds 440,721,870 SembLog Shares (the "**Relevant Shares**"), representing approximately 60.01 per cent. of the issued and paid-up share capital of SembLog.

2.2 **Terms.** Pursuant to the terms of the Undertaking, the Company:

(a) shall accept the Offer in respect of all the Relevant Shares not later than 5.00 p.m. (Singapore time) on the date falling three Market Days after the date on which the offer document to be issued in connection with the Offer (the "**Offer Document**") is despatched to shareholders of SembLog, in accordance with the procedures prescribed in the Offer Document and the relevant form(s) of acceptance accompanying it. For the purposes of the Undertaking and this Announcement, "**Market Day**" shall mean a day on which the Singapore Exchange Securities Trading Limited ("**SGX-ST**") is open for trading of securities;

(b) shall not during the period commencing on the date of the Undertaking and ending on the date on which the Undertaking lapses, dispose of or create an encumbrance over the Relevant Shares (other than tender the Relevant Shares towards acceptance of the Offer);

(c) shall use its best endeavours to ensure that SembLog does not, during the period commencing on the date of the Undertaking and ending on the date on which the Undertaking lapses, make any grants of share options, performance share awards, restricted stock or any other convertible securities relating to SembLog (collectively, "**Convertible Securities**") or permit any changes to the terms of existing Convertible Securities;

(d) shall, in its capacity as shareholder of SembLog, during the period commencing on the date of the Undertaking and ending on the date on which the Undertaking lapses, at any general meeting, vote against:

   (i) any dividend or other distribution (whether in cash or otherwise) by SembLog;

   (ii) any allotment or issue of shares or other securities convertible into shares, or grant of options or other rights to subscribe for shares, by SembLog;

   (iii) the disposal by SembLog or its subsidiaries of any assets which are material or substantial in the context of SembLog and its subsidiaries taken as a whole or which would (regardless of whether or not they are transactions in the ordinary course of business) fall within the relevant thresholds in Rules 1013 or 1015 of the SGX-ST Listing Manual; and

   (iv) the assumption of liabilities by SembLog or its subsidiaries of an amount material in the context of the financial condition of SembLog and its subsidiaries taken as a whole;

(e) shall not, during the period commencing on the date of the Undertaking and ending on the closing date of the Offer (as may be extended as mutually agreed by the parties), and shall not authorise its employees, officers and advisers to, directly or indirectly, initiate, solicit or encourage any negotiations or discussions, or negotiate or discuss (including without limitation accepting any tender offer) in, any proposal with any person or entity (other than Toll and its advisers), relating to or concerning any transaction similar to, or having the same effect as, the proposed transaction (including a scheme of arrangement, amalgamation proposal, capital restructuring, tender offer, joint venture or dual listed company structure) or any transaction pursuant to which (i) control of SembLog is conveyed, directly or indirectly, to a third party, or (ii) all or a substantial portion of SembLog's business, operations, undertakings or assets are sold or otherwise transferred to a third party. For the avoidance of doubt, nothing in the foregoing will prevent the Company from (1) continuing to make normal presentations to brokers, portfolio investors and analysts in the ordinary course; and/or (2) responding (to the extent not inconsistent with the Company's obligations under this paragraph 2.2(e) or to the extent necessary to comply with any applicable laws, rules or regulations) to any unsolicited proposal from any person or entity; and

(f) in the event that an amended, revised or improved Offer is made by or on behalf of Toll Asia, the Company shall be entitled to the increased consideration under the amended, revised or improved Offer.

2.3 **Duration.** The Undertaking shall lapse if for whatever reason, other than as a result of a breach by the Company of any of its obligations set forth in the Undertaking:

(a) the Offer is withdrawn; or

(b) SCB, for and on behalf of Toll Asia, fails to release the Offer Announcement by 6 March 2006.

2.4 **Extension.** The Undertaking will extend to any amended, revised or improved Offer made by or on behalf of Toll Asia.

3. THE OFFER

3.1 **Toll.** Toll Asia is a special purpose vehicle incorporated in the Republic of Singapore on 2 March 2006 for the purpose of making the Offer and holding SembLog Shares. Toll Asia is a wholly-owned subsidiary of Toll. Toll is one of the Asian region's leading providers of integrated transport and logistics services, generating annual consolidated revenue in excess of A$3.8 billion (for the year ended 30 June 2005, excluding Pacific National Pty Ltd) and operating a network of over 400 sites throughout Australia and the region. Toll's transport and infrastructure assets include ports, warehousing, road fleets, ships, rail rolling stock and air freight capacity. These assets when combined with operational expertise and technology solutions, are aimed at driving supply chain efficiencies to deliver best practice in supply chain management for Toll's diverse customer base. Toll's vision is to be the most successful provider of integrated total logistics solutions to the Asian region.

3.2 **Offer Terms.** The Offer is made in accordance with Rule 15 of the Singapore Code on Take-overs and Mergers (the "**Code**"), and subject to the terms and conditions set out in the offer document to be issued by SCB for and on behalf of Toll Asia, on the following basis:

(a) in the event Toll Asia receives acceptances representing less than 90 per cent. of the SembLog Shares (other than those already held by Toll Asia, its related corporations or their respective nominees as at the date of the Offer Announcement):

For each SembLog Share : S$1.70 in cash (the "Offer Price"); or

(b) in the event Toll Asia receives acceptances representing not less than 90 per cent. of the SembLog Shares (other than those already held by Toll Asia, its related corporations or their respective nominees as at the date of the Offer Announcement):

For each SembLog Share : S$1.80 in cash (the "Revised Offer Price").

Toll Asia does not intend to revise the Offer Price or the Revised Offer Price.

The SembLog Shares are to be acquired (a) fully paid; (b) free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever; and (c) together with all rights, benefits and entitlements attached thereto as at the date of the Offer Announcement and thereafter attaching thereto, including all voting rights and the right to receive and retain all dividends, rights and other distributions (if any) which may be announced, declared, paid or made thereon by SembLog on or after the date of the Offer Announcement together with all interest accrued thereon. If any dividend, other distribution or return of capital is declared, made or paid on or after the date of the Offer Announcement, Toll

Asia has reserved its right to reduce the Offer Price by the amount of such dividend, distribution or return of capital.

The Offer is made to all the issued SembLog Shares not already owned, controlled, or agreed to be acquired by Toll Asia and parties acting or deemed to be acting in concert with Toll Asia in connection with the Offer, and is extended to all new SembLog Shares unconditionally issued or to be issued pursuant to the valid exercise prior to the close of the Offer of any options (each, an "**SembLog Option**") to subscribe for new SembLog Shares granted under the SembLog Executives' Share Option Scheme and the SembLog Employee Share Option Plan.

3.3 **Condition.** The Offer is subject to Toll Asia having received, by the close of the Offer, valid acceptances in respect of such number of SembLog Shares which will result in Toll Asia and parties acting or deemed to be acting in concert with it holding such number of SembLog Shares carrying more than 50 per cent. of the voting rights attributable to the issued share capital of SembLog as at the close of the Offer (including any voting rights attributable to SembLog Shares issued or to be issued pursuant to the valid exercise of any SembLog Options prior to the close of the Offer).

Accordingly, the Offer will not become or be capable of being declared unconditional as to acceptances until the close of the Offer, unless at any time prior to the close of the Offer, Toll Asia has received valid acceptances in respect of such number of SembLog Shares which will result in Toll Asia and parties acting or deemed to be acting in concert with it holding such number of SembLog Shares carrying more than 50 per cent. of the maximum potential issued share capital of SembLog. For this purpose, "maximum potential issued share capital of SembLog" means the total number of SembLog Shares which would be in issue had all the SembLog Options been validly exercised as at the date of such declaration.

3.4 **Consideration and Post-Offer.** If the Offer becomes or is capable of being declared unconditional as to acceptances prior to or at the close of the Offer:

(a) assuming that Toll Asia receives acceptances representing less than 90 per cent. of the SembLog Shares (other than those already held by Toll Asia, its related corporations or their respective nominees as at the date of the Offer Announcement), based on the Offer Price, the Company will receive approximately S$749 million in cash for the Relevant Shares; and

(b) assuming that Toll Asia receives acceptances representing not less than 90 per cent. of the SembLog Shares (other than those already held by Toll Asia, its related corporations or their respective nominees as at the date of the Offer Announcement), based on the Revised Offer Price, the Company will receive approximately S$793 million in cash for the Relevant Shares.

In any event, the Company would have disposed of its entire interest in SembLog, would no longer hold any interest in SembLog, and SembLog would cease to be a subsidiary of the Company.

4. INFORMATION ON SEMBLOG

4.1 **SembLog.** SembLog is one of the leading integrated logistics companies in the Asia Pacific region, providing a complete range of supply chain solutions to more than 100 multi-national corporations and many of the world's best-known brands. SembLog is listed on the Main Board of the SGX-ST with a market capitalisation of more than S$1.5 billion, and is a component stock of the Straits Times Index.

4.2 **Asset Value.** As at 31 December 2005, the book value of the Relevant Shares was approximately S$308 million and the net tangible asset value of the Relevant Shares was approximately S$303 million. Based on the weighted average share price of the SembLog Shares on the SGX-ST on 3 March 2006 (being the last market day on which SembLog Shares were traded on the SGX-ST preceding the date of this Announcement), the market value of the Relevant Shares is approximately S$776 million.

4.3 **Net Profit.** The net profit attributable to the Relevant Shares for the financial year ended 31 December 2005 ("**FY2005**") was approximately S$45 million. Assuming the Offer becomes or is capable of being declared unconditional as to acceptances prior to or at the close of the Offer, and depending on the number of acceptances received by Toll Asia, based on the consideration amounts of approximately S$749 million or S$793 million to be received by the Company, the gain on disposal of the Relevant Shares, net of expenses, would be approximately S$430 million or S$475 million respectively.

5. RATIONALE AND USE OF THE PROCEEDS

5.1 **Rationale.** The Company continues to pursue its commitment of delivering and enhancing shareholder value on a sustainable basis over the long term. While the overall outlook and prospects of the logistics industry remain good, and SembLog continues to build upon its strong franchise and pan-Asian network, the global consolidation trend as well as further convergence along the value chain in the logistics industry is expected to continue. The Offer provides the Company with the opportunity to realise significant shareholder value while at the same time, the Company is of the view that SembLog as part of Toll's broad logistic platform, will benefit from Toll's financial and operational resources to support its strategic objectives. The transaction also streamlines the SembCorp group's operating units and allows the SembCorp group to sharpen its strategic focus on pursuing growth opportunities in its utilities and marine engineering businesses in Singapore and overseas.

5.2 **Use of Proceeds.** In the event the Offer becomes or is capable of being declared unconditional as to acceptances prior to or at the close of the Offer, and depending on the number of acceptances received by Toll Asia, the Company will receive either approximately S$749 million or S$793 million in cash for the Relevant Shares. The Company will consider returning a portion of the cash proceeds from the Offer to shareholders and utilise the remainder as working capital and to fund the growth of its utilities and marine engineering businesses. The Company will make further announcements on any distribution at the appropriate time.

6. FINANCIAL EFFECTS

6.1 **Assumptions.** The proforma financial effects of the disposal of the Relevant Shares by the Company in accepting the Offer (the "**Disposal**") on the earnings per share ("**EPS**"), the net tangible assets ("**NTA**") per share, and the share capital of the Company and its subsidiaries (the "**SembCorp Group**") are set out below, are prepared purely for illustration only and do not reflect the actual future financial situation of the SembCorp Group after the Disposal. The proforma financial effects have been prepared based on the consolidated unaudited financial statements of the SembCorp Group for FY2005.

6.2 **NTA.** For illustrative purposes only and assuming that the Disposal had been effected on 31 December 2005, the proforma financial effects on the consolidated NTA of the SembCorp Group for FY2005 are as follows:

	As at 31 December 2005	After the Disposal at the Offer Price	After the Disposal at the Revised Offer Price
NTA (S$ million)	1,847	2,277	2,322
NTA per share (S$)	1.06	1.30	1.33

6.3 **Earnings.** For illustrative purposes only and assuming that the Disposal had been effected on 1 January 2005, the proforma financial effects on the consolidated earnings of the SembCorp Group for FY2005 are as follows:

	For FY2005	After the Disposal at the Offer Price	After the Disposal at the Revised Offer Price
Profit attributable to shareholders (S$ million)	303	733	778
Weighted average number of shares (million)	1,770	1,770	1,770
EPS (cents)	17.14	41.44	43.98
Weighted average number of shares (diluted) (million)	1,788	1,788	1,788
Diluted EPS (cents)	16.96	41.01	43.53

6.4 **Share Capital.** The Disposal will not have any impact on the issued and paid-up share capital of the Company.

7. DISCLOSEABLE TRANSACTION

The relative figures for the Disposal computed on the bases set out in Rule 1006 of the SGX-ST Listing Manual are as follows:

(a) assuming Toll Asia receives acceptances representing less than 90 per cent. of the SembLog Shares (other than those already held by Toll Asia, its related corporations or their respective nominees as at the date of the Offer Announcement):

Rule 1006	Bases	Disposal (S$ million)	SembCorp Group (S$ million)	Relative Figures (%)
(a)	Net asset value of the Relevant Shares compared with the SembCorp Group's net asset value	330	2,845	12
(b)	Net profits attributable to the Relevant Shares compared with the SembCorp Group's net profits	45	464	10
(c)	Consideration received for the Relevant Shares at the Offer Price compared with the SembCorp Group's market capitalisation[(1)]	749	5,746	13

Note:

(1) The SembCorp Group's market capitalisation is based upon 1,749,274,647 shares in SembCorp ("**SembCorp Shares**") in issue as at 3 March 2006 multiplied by the weighted average price of the SembCorp Shares transacted on 3 March 2006.

(b) assuming Toll Asia receives acceptances representing not less than 90 per cent. of the SembLog Shares (other than those already held by Toll Asia, its related corporations or their respective nominees as at the date of the Offer Announcement):

Rule 1006	Bases	Disposal (S$ million)	SembCorp Group (S$ million)	Relative Figures (%)
(a)	Net asset value of the Relevant Shares compared with the SembCorp Group's net asset value	330	2,845	12
(b)	Net profits attributable to the Relevant Shares compared with the SembCorp Group's net profits	45	464	10

Rule 1006	Bases	Disposal (S$ million)	SembCorp Group (S$ million)	Relative Figures (%)
(c)	Consideration received for the Relevant Shares at the Revised Offer Price compared with the SembCorp Group's market capitalisation[1]	793	5,746	14

Note:

(1) The SembCorp Group's market capitalisation is based upon 1,749,274,647 SembCorp Shares in issue as at 3 March 2006 multiplied by the weighted average price of the SembCorp Shares transacted on 3 March 2006.

As all the relative figures under Rules 1006(a), (b) and (c) above exceed 5 per cent. but do not exceed 20 per cent., the Disposal constitutes a discloseable transaction as defined in Chapter 10 of the SGX-ST Listing Manual.

8. FURTHER INFORMATION

8.1 **Directors' Service Contracts.** No person is proposed to be appointed as director of the Company in connection with the Disposal. Accordingly no service contract is proposed to be entered into between the Company and any such person.

8.2 **Interests of Directors and Substantial Shareholders of the Company.** None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the Disposal.

8.3 **Financial and Legal Advisers.** Citigroup Global Markets Singapore Pte. Ltd. is the Company's financial adviser and Allen & Gledhill is the Company's legal adviser in relation to the Disposal.

8.4 **Documents for Inspection.** Copies of the Undertaking are available for inspection during normal business hours at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360, for the period commencing from the date of this Announcement up to and including the closing date of the Offer.

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary
6 March 2006, Singapore